Filed by DISH Network Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation
Commission File No.: 001-04721

Advertisement ran in the Kansas City Star April 18, 2013

WWW.KANSASCITY.COM	THE KANSAS CITY STAR	THURSDAY, APRIL 18, 2013 A5

Dear Kansas City community and Sprint employees,

I’m sure you have seen the news of our proposal to merge with Sprint Nextel Corp.  I would like to take the opportunity to introduce myself and our company, DISH. We believe that our proposal presents a superior alternative to the proposal from Japan-based SoftBank.  Just as importantly, we are confident that we can create highly compelling and unique opportunities for those involved, especially Sprint’s employees, shareholders and the Kansas City community.

We founded DISH over 30 years ago in Denver, opening a retail store to sell large C-Band satellite dishes in a space once occupied by a vacuum repair business. Our company was built on delivering innovative access to video entertainment that, at the time, few Americans thought possible.

We created the nation’s third largest pay-TV provider and today we employ more than 25,000 people and serve more than 14 million American households. We continue to be driven by the idea of creating a fully-integrated, nationwide bundle of in- and out-of-home video, broadband and voice services that will meet rapidly-evolving customer preferences.

Our proposal for Sprint comes at a time of tremendous change and opportunity for both our businesses. As data usage becomes increasingly video-centric, home and business users are consuming profound amounts of data through fixed, wireless and satellite networks. Our home and business worlds are converging and both are increasingly portable.

Given our collective resources, assets and history of innovation, a combined DISH/Sprint will be uniquely positioned to capitalize on the significant opportunity presented by the rapid advancements in services and technology.

Since founding DISH in 1980, I’ve remained committed to growing the company for the long term. Our proposal is about just that: building a company that can deliver sustained growth over many years.

We look forward to the opportunity to work together with Sprint’s Board and its management team to develop a combined vision, remaining mindful of how it will benefit customers, employees, shareholders, and, of course, the Kansas City community. As things move forward, we will stay in touch.

Respectfully,

Charlie Ergen

Chairman, DISH Network

www.completedishsolution.com

Cautionary Statement Concerning Forward—Looking Statements

Certain statements contained herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of DISH Network Corporation to be materially different from those expressed or implied by such forward-looking statements. The forward-looking statements speak only as of the date made, and DISH Network Corporation expressly disclaims any obligation to update these forward-looking statements.

Additional Information About the Proposed Transaction and Where to Find It

This communication relates to a business combination transaction with Sprint Nextel Corporation proposed by DISH Network Corporation, which may become the subject of a registration statement filed with the SEC. This communication is not a substitute for the joint proxy statement/prospectus that DISH Network Corporation and Sprint Nextel Corporation would file with the SEC if any agreement is reached or any other documents that DISH Network Corporation or Sprint Nextel Corporation may send to shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF, AND WHEN, THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge at the SEC’s website (http://www.sec.gov).  In addition, investors and security holders may obtain free copies of such documents filed by DISH Network Corporation with the SEC by directing a request to: DISH Network Corporation, 9601 S. Meridian Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.  This communication shall not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants

DISH Network Corporation and its directors and executive officers may be deemed, under the rules of the SEC, to be participants in any solicitation of shareholders of DISH Network Corporation or Sprint Nextel Corporation in connection with the proposed transaction. Investors and security holders may obtain information regarding the names, affiliations and interests of the directors and executive officers of DISH Network Corporation in its annual report on Form 10—K for the year ended December 31, 2012, which was filed with the SEC on February 20, 2013, and its proxy statement for the 2013 annual meeting of shareholders, which was filed with the SEC on March 22, 2013. These documents can be obtained free of charge at the SEC’s website (http://www.sec.gov) and from Investor Relations at DISH Network Corporation at the address set forth above. Additional information regarding the interests of these participants will also be included in any proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the proposed transaction when they become available.